For the fiscal year ended (a) 10/31/96
File number (c) 811-4930

                         SUB-ITEM 77 D

                            EXHIBITS

          Policies with respect to security investment

     On May 8, 1996 the Board of Directors approved an investment policy change that permits the Fund to purchase securities of other investment companies, as a result of which not more than 10% of its total assets (determined at the time of investment) would be invested in such
     securities,   or except in connection with a merger, consolidation,
     reorganization or acquisition of assets.*


*[Deletions are in brackets.] Additions are underlined.